Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-156619

September 6, 2011

ENBRIDGE ENERGY PARTNERS, L.P.

$600,000,000 4.20% Notes due 2021

$150,000,000 5.50% Notes due 2040

	4.20% NOTES DUE 2021	5.50% NOTES DUE 2040
Issuer:	Enbridge Energy Partners, L.P.	Enbridge Energy Partners, L.P.
Ratings*:	Moody’s: Baa2 (stable outlook) S&P: BBB (stable outlook) DBRS: BBB (stable outlook)	Moody’s: Baa2 (stable outlook) S&P: BBB (stable outlook) DBRS: BBB (stable outlook)
Note Type:	Senior Unsecured Notes	Senior Unsecured Notes
Principal Amount:	$600,000,000	$150,000,000
Pricing Date:	September 6, 2011	September 6, 2011
Settlement Date:	September 15, 2011 (T+7)	September 15, 2011 (T+7)
Maturity Date:	September 15, 2021	September 15, 2040
Benchmark Treasury:	2.125% due August 15, 2021	4.375% due May 15, 2041
Benchmark Yield:	1.975%	3.237%
Spread to Benchmark Treasury:	+225 basis points	+237.5 basis points
Yield to Maturity:	4.225%	5.612%
Coupon:	4.20%	5.50%
Public Offering Price:	99.798%	98.405%
Optional Redemption:

Except as otherwise described below, the notes will be redeemable, at the option of Enbridge Energy Partners, L.P., at any time in whole, or from time to time in part, at a price equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus, in the case of the 2021 Notes, 35 basis points, and in the case of the 2040 Notes, 30 basis points; plus accrued interest to the date of redemption.

However, if the notes are redeemed on or after the date that is, in the case of the 2021 Notes, three months prior to the maturity date of the notes, or in the case of the 2040 Notes, six months prior to the maturity date of the notes, the notes may be redeemed at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed.

Interest Payment Period:	Semi-Annually	Semi-Annually
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2012	March 15 and September 15, commencing March 15, 2012
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	29250R AU0	29250R AT3
ISIN:	US29250RAU05	US29250RAT32
Joint Book-Running Managers:	Citigroup Global Markets Inc. RBS Securities Inc. Wells Fargo Securities, LLC
Co-Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC DnB NOR Markets, Inc. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407, RBS Securities Inc. toll free at 866-884-2071, or Wells Fargo Securities, LLC toll free at 800-326-5897.